UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 22, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI - KIBALI SET FOR RECORD THIRD-QUARTER ON STRONG THROUGHPUT, RECOVERY PERFORMANCE**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

22 October 2018

NEWS RELEASE

Kibali Set for Record Third-Quarter on Strong Throughput, Recovery Performance

(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti (the 'Company') reports that the Kibali Gold Mine is expected to deliver a record performance for the third quarter, and is on track to exceed its guidance for the year, as the operation met or exceeded designed capacity on throughput, recovery and hoisting capacity.

The mine, a joint venture with the Democratic Republic of Congo (DRC) (10%), AngloGold Ashanti (45%) and Randgold Resources (45% and operator), is trending to outperform its full-year production guidance of 730,000oz. The joint venture has also reached agreement with the DRC Ministry of Finance, for the return of outstanding value-added tax (VAT) refunds.

 "This is an important, tier-one asset for the country at large, and for us, as we work to improve returns to our shareholders," AngloGold Ashanti CEO Kelvin Dushnisky said. "It's encouraging for us as investors, and for the future development of the DRC's mining industry, that Kibali is poised to start returning capital to those who funded the first large-scale, industrial gold mining project in one of the country's most remote areas."

"We'd also like to acknowledge the strong operating performance of our JV partner, Randgold," Dushnisky said.

Kibali is now operating at steady state. It has successfully converted from contract- to owner-mining by an almost-entirely Congolese team, and there is now a strong focus on exploring for new ore sources, and conversion of resources to reserves. In addition, the third hydropower plant has been commissioned, marking the first time a Congolese contractor has completed an industrial-scale power plant. This provides invaluable expertise to further develop the country's engineering sector.

Kibali has made a significant contribution to the DRC – about $2.5 billion -- throughout the seven-year capital investment programme, once taxes, salaries and all payments to local suppliers are considered. In the third quarter alone, $40 million has been paid to local contractors and so far this year, $1.3 million has been spent on community development projects.

Equally encouraging is the accord reached with the DRC Ministry of Finance on VAT refunds, which will commence with an initial payment of $40 million to the joint venture. The balance to be offset against future taxes owed. The DRC Ministry of Finance has also exempted local goods and services, purchased by Kibali, from incurring VAT.

AngloGold Ashanti has invested in improving the quality of its portfolio, through the development of new mines in Australia and the DRC, and in projects that will extend life and improve margins at existing operations. The Company has simplified its portfolio, reduced debt, lowered interest costs and advanced options in its project pipeline. The Company will release its third-quarter market update on 5 November 2018.

Ends

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

<u>CONTACTS</u>

<u>Media</u>

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>Investors</u>

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 22, 2018

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance